MONTHLY REPORT - NOVEMBER, 2003
                              Global Macro Trust
              The net asset value of a unit as of November 30, 2003
                was $  970.61, down  3.2% from $ 1,002.92 per unit
                            as of October 31, 2003.
                                        Managing         Unit
                                        Owner            Holders          Total
Net Asset Value (190,829.725      $   2,242,614     189,144,531     191,387,145
   units) at October 31, 2003
Addition of 26,102.544 units on         100,000      26,078,829      26,178,829
   December 1, 2003
Redemption of 2,422.888 units on             (0)     (2,351,679)     (2,351,679)
   November 30, 2003
Net Income (Loss) - November, 2003      (62,977)     (6,892,607)     (6,955,584)
                                    -----------  --------------  --------------
Net Asset Value at November 30,   $   2,279,637     205,979,075     208,258,712
   2003
                                    ===========  ==============  ==============
Net Asset Value per Unit at
   November 30, 2003
   (214,565.874 units inclusive of
   56.493 additional
   units.)                                       $      970.61



                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(4,083,886)    (15,412,096)

      Change in unrealized gain (loss) on open       (1,778,109)      1,222,627
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury       $         0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (17,472)        (89,273)


   Interest income                                      178,834       1,130,427

   Foreign exchange gain (loss) on margin                12,736         313,776
      deposits

Total: Income                                        (5,687,897)    (12,834,539)

Expenses:
   Brokerage commissions                              1,180,643       7,042,556

   20.0% New Trading Profit Share                             0           6,465

   Administrative expense                                87,044         587,683


Total: Expenses                                       1,267,687       7,636,704

Net Income (Loss) - November, 2003                  $(6,955,584)    (20,471,243)


Units redeemed in the first 12 months after their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   Millburn Ridgefield Corporation
                                      411 West Putnam Avenue
                                   Greenwich, Connecticut 06830
                                           203-625-7554

  					   May 12, 2003

Dear Investor:

Global Macro Trust ("GMT") was down 0.27% for April. Year-to-date the Fund is down 0.63%. In April, moderate gains from currency and energy trading were approximately offset by moderate losses from interest rate, stock index and agricultural commodity trading. Metal trading was flat.

In the currency sector of the portfolio, the dollar weakened and long positions in the euro, the Australian and New Zealand dollars, the South African rand, the Norwegian krone and the Czech koruna were profitable. A short position in the Korean won was unprofitable, short positions in the yen and Swiss franc resulted in small losses and a short position in the Singapore dollar was slightly profitable. Non-dollar cross rate trading was also profitable. Gains on long positions in the euro versus the pound and yen and on a long position in the pound versus the yen outweighed a loss on a long position in the euro versus the Norwegian krone.

U.S. short-term interest rates ticked up in April and a loss was sustained on a long position in short-term eurodollar deposits which narrowly outweighed gains on long positions in U.S. Treasury 5 and 10-year notes and 30-year bonds and Japanese and German 10-year bonds and on both sides of German 5-year bonds.

In stock index futures trading, gains on long positions in the NASDAQ 100 and German DAX and on a short position in the Japanese Nikkei were narrowly outweighed by losses on short positions in the Japanese Topix, Hong Kong Hang Seng and S&P 500.

In energy, the price declines which started in March when the Iraq war became inevitable continued, and short positions in crude oil, unleaded gasoline and London gas oil were profitable. A short position in heating oil was flat, and small losses were incurred on both sides of natural gas which is largely unaffected by the events in the Middle East, Nigeria and Venezuela which have influenced crude oil and its products.

Metals were not a major story in April. Gains on a short position in gold were offset by losses on short positions in copper, zinc and aluminum.

In agricultural commodity trading, both sides of corn were unprofitable, a long position in cotton resulted in a small loss and a long position in coffee resulted in a small gain.

                              Very truly yours,

                              Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman